Exhibit 99.1

Americas Gold and Silver and the Ministers of the Mexican Government Announce Agreement to Reopen the Cosalá Operations

TORONTO--(BUSINESS WIRE)--July 7, 2021--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), is pleased to report that it has signed an agreement with the Mexican Ministries of Economy, Interior and Labour committing to a reopening at the Cosalá Operations shut for over 17 months by an illegal blockade.

After the long period of denied access, the agreement contemplates immediate right to possession of the property with a joint inspection coordinated by the Ministry of Labor this Thursday, so that the mine can restart operations in a safe and sustainable manner. Following the inspection and Company review, the Company will provide an update on a schedule to a return to normal operations at the mine and mill.

Once production can be initiated, it is anticipated that the current higher silver prices will allow the Company to target the higher-grade silver ores in the Upper Zone of San Rafael and develop the silver-copper EC120 project. Mining these silver-rich areas of the Cosalá Operations is expected to significantly increase silver production to over 2.5 million ounces of silver per annum in the years following the restart. Coupled with the exploration success at the Galena Complex in Idaho, where the Company is targeting to reach peak historical annual production levels of approximately 5 million ounces per year, the Company expects to significantly increase silver production over the next few years.

“I am very pleased that this agreement could be signed,” stated Americas Gold and Silver President & CEO Darren Blasutti. “Through extensive deliberations with senior Mexican ministers, certain union representatives, the will of our workers and the community and the President of Mexico, the agreement is a significant step to ensure the long-term stability of the operations by its signatories. I would like to personally thank all parties involved including our employees and representatives in Mexico, the Mexican and Sinaloa governments, the people of Cosalá, and the organizers of numerous petitions and rallies who have all played important roles in providing a long-term solution for the benefit of the Cosalá Operations. The Company is eager to get the operation ramped-up for all to benefit from the current strong silver, zinc and lead prices.”

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other precious metals, the expected prices of gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures; the reopening at the Cosalá Operations, including the expected production levels and potential additional mineral resources thereat; the expected resolution of the illegal blockade at the Company’s Cosalá Operations and the restart of mining operations, including the expected timing thereof. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s operations ; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503